Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS REPORTS FIRST QUARTER 2021 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

-	Next data readout for ASLAN004 in the treatment of patients with moderate to severe atopic dermatitis anticipated in the third quarter of 2021
-	Phase 2b clinical trial for ASLAN004 expected to initiate in the second half of 2021

Singapore, 11 May 2021 – ASLAN Pharmaceuticals (Nasdaq:ASLN), a clinical-stage immunology focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced financial results for the first quarter ended March 31, 2021 and provided an update on its clinical development activities.

Dr Carl Firth, Chief Executive Officer, ASLAN Pharmaceuticals, said: “We have continued to make solid progress in 2021 and we are on track to complete the expansion cohort in our multiple ascending dose trial for ASLAN004 with an additional 27 patients expected to be enrolled by mid-2021 followed by the announcement of topline data expected in the third quarter of 2021. We are excited to expand our senior management team with two highly experienced executives, Dr Karen Veverka, who will be leading our clinical development program, and Joseph Suttner to lead clinical operations. In addition, we are preparing for our Phase 2b trial for ASLAN004, which we expect to initiate in the second half of 2021. Our robust financial position provides the resources to fund development activities and achieve additional value creating milestones for shareholders.”

First quarter 2021 and recent business highlights

Clinical development

ASLAN004

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Positive interim data from the three dose cohorts of the ongoing Phase 1 randomised, double-blind placebo controlled multiple ascending dose (MAD) study of ASLAN004 for the treatment of moderate to severe atopic dermatitis (AD) were announced in March. ASLAN004, a novel, first-in-class antibody, was well tolerated across all doses and showed improvements compared to placebo in all efficacy endpoints, supporting its potential as a differentiated treatment for AD. Additional data from the expansion cohort is planned for the third quarter of 2021.

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New data from the Single Ascending Dose study that demonstrate ASLAN004’s favourable tolerability profile as an IL-13Rα1 inhibitor and as a differentiated treatment method for atopic dermatitis patients were accepted for poster presentation at the 2021 Society for Investigative Dermatology virtual meeting on 6 May. The data will also be published in the fall edition of the Journal of Investigative Dermatology.

Corporate updates

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Appointed Dr Karen Veverka as Vice President, Medical to lead ASLAN’s clinical medical development program for new products, including Phase 2 and 3 trials. Dr Veverka brings more than 20 years of experience in the pharmaceutical industry, as well as significant preclinical and clinical research and development (R&D) experience in immunology and dermatology. Prior to joining ASLAN, Dr Veverka was Senior Medical Director and Medical Head for the Innovative Portfolio at LEO Pharma, a leader in global dermatology. At LEO she led the development of brand medical strategy and execution of medical affairs activities for products in the AD and psoriasis therapeutic areas, including tralokinumab. Dr Veverka has also held leadership roles at Novartis and GTx. Dr Veverka earned her PhD in Pharmacology at The Mayo Clinic Graduate School of Biomedical Sciences and completed a postdoctoral research fellowship at St Jude Children’s Research Hospital.

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Appointed Joseph Suttner as Vice President, Clinical Operations. Mr Suttner brings more than 20 years in clinical operations and R&D, including more than 8 years in dermatology. Mr Suttner has successfully led clinical operations teams at Dermira, PellePharm and several other biotechnology companies through Phase 2b trials in AD, Gorlin syndrome, and actinic keratosis, among other conditions.

Anticipated upcoming milestones

•	Completion of MAD clinical study of ASLAN004 in moderate-to-severe AD patients with clinical results expected in third quarter of 2021.
•	Initiation of Phase 2b study of ASLAN004 for AD expected in the second half of 2021.

First quarter 2021 financial highlights

•	Cash used in operations for the first quarter of 2021 was US$7.6 million compared to US$5.2 million in the same period in 2020.
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Research and development expenses were US$3.8 million in the first quarter of 2021 compared to US$2.4 million in the first quarter of 2020. The increase was driven by manufacturing expenses incurred in preparation for the Phase 2b trial of ASLAN004.

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General and administrative expenses were US$3.1 million in the first quarter of 2021 compared to US$1.0 million in the first quarter of 2020. The increase was due to the increase in headcount and staffing costs in preparation for the Phase 2b trial of ASLAN004 and additional corporate costs incurred to support the fundraising activities that were concluded in the first quarter of 2021.

•	Net loss for the first quarter of 2021 was US$6.7 million compared to a net loss of US$3.0 million for the first quarter of 2020.
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Cash, cash equivalents and short-term investments totalled US$100.8 million as of 31 March 2021 compared to US$14.3 million as of 31 December 2020. Following the financing activities in the first quarter of 2021, which raised combined gross proceeds of approximately US$101 million, management believes that its cash and cash equivalents will be sufficient to fund operations into 2023.

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The weighted-average number of American Depository Shares (ADSs) outstanding in the computation of basic loss per share for the first quarter of 2021 was 51.4 million (representing 257.2 million ordinary shares) compared to 38.0 million (representing 190.0 million ordinary shares) for the first quarter of 2020. Following the financing activities in the first quarter of 2021, the number of ADSs outstanding on 31 March 2021 was 69.5 million (representing 347.6 million ordinary shares). One ADS is the equivalent of five ordinary shares.

ASLAN Pharmaceuticals Limited CONSOLIDATED BALANCE SHEETS (In U.S. Dollars)
	December 31, 2020 (audited)	March 31, 2021 (unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$14,324,371	$100,818,328
Other receivables	528,841	528,841
Prepayments	511,208	397,135
Financial assets at fair value through profit or loss	137,926	-
Total current assets	15,502,346	101,744,304

NON-CURRENT ASSETS
Property, plant and equipment	13,387	8,153
Right-of-use assets	462,550	396,349
Intangible assets	160	-
Refundable deposits	103,307	70,050
Total non-current assets	579,404	474,552

TOTAL ASSETS	$16,081,750	$102,218,856

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	$2,319,558	$1,943,657
Other payables	4,280,409	3,450,273
Current portion of long-term borrowing	2,900,971	-
Current portion of long-term borrowing from related parties	617,912	-
Lease liabilities - current	271,624	161,602
Financial liabilities at fair value through profit or loss	267,000	-
Total current liabilities	10,657,474	5,555,532

NON-CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss	-	-
Long-term borrowings	15,183,421	15,098,337
Lease liabilities - non-current	281,149	281,149
Other non-current liabilities	111,990	111,990
Total non-current liabilities	15,576,560	15,491,476

Total liabilities	26,234,034	21,047,008

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY
Ordinary shares	61,826,237	63,008,864
Capital surplus	123,582,460	220,694,153
Accumulated deficits	(195,682,714)	(202,403,231)
Other reserves	(178,948)	(178,948)

Total equity attributable to stockholders of the Company	(10,452,965)	81,120,838

NON-CONTROLLING INTERESTS	300,681	51,010

Total equity	(10,152,284)	81,171,848

TOTAL LIABILITIES AND EQUITY	$16,081,750	$102,218,856

ASLAN Pharmaceuticals Limited CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (In U.S. Dollars, other than shares or share data)
	For the Three Months Ended March 31
	2020	2021

NET REVENUE	$ -	$ -

COST OF REVENUE	-	-

GROSS PROFIT	-	-

OPERATING EXPENSES
General and administrative expenses	(997,543)	(3,105,064)
Research and development expenses	(2,354,616)	(3,750,972)
Total operating expenses	(3,352,159)	(6,856,036)

LOSS FROM OPERATIONS	(3,352,159)	(6,856,036)

NON-OPERATING INCOME AND EXPENSES
Interest income	102	137
Other gains and losses	457,251	297,185
Finance costs	(339,025)	(411,474)
Total non-operating income and expenses	118,328	(114,152)

LOSS BEFORE INCOME TAX	(3,233,831)	(6,970,188)

INCOME TAX EXPENSE	-	-

NET LOSS FOR THE PERIOD	(3,233,831)	(6,970,188)
OTHER COMPREHENSIVE LOSS
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on investments in equity instruments at fair value through OCI	(35,007)	-
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$ (3,268,838)	$ (6,970,188)

NET LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$ (3,046,705)	$ (6,720,517)
Non-controlling interests	(187,126)	(249,671)
	$ (3,233,831)	$ (6,970,188)

TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(3,081,712)	$(6,720,517)
Non-controlling interests	(187,126)	(249,671)
	$(3,268,838)	$(6,970,188)
LOSS PER ORDINARY SHARE
Basic and diluted	$(0.02)	$(0.03)
LOSS PER EQUIVALENT ADS
Basic and diluted	$(0.08)	$(0.13)
Weighted-average number of ordinary shares in the computation of basic loss per ordinary share	189,954,970	257,163,743
Weighted-average number of ADS in the computation of basic loss per ADS	37,990,994	51,432,749

Each ADS represents five ordinary shares.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6751 2021 Email: ASLAN@spurwingcomms.com	Robert Uhl Westwicke Partners Tel: +1 858 356 5932 Email: robert.uhl@westwicke.com

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq:ASLN) is a clinical-stage immunology focused biopharmaceutical company developing innovative treatments to transform the lives of patients. Led by a senior management team with extensive experience in global development and commercialisation, ASLAN has a clinical portfolio comprised of a first-in-class monoclonal therapy, ASLAN004, that is being developed in atopic dermatitis and other immunology indications, and ASLAN003, which it plans to develop for autoimmune disease. For additional information please visit www.aslanpharma.com.

Forward looking statements

This release and the accompanying financial information, if any, contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialise ASLAN004; the safety and efficacy of ASLAN004; the Company’s plans and expected timing with respect to clinical trials and clinical trial results for ASLAN004; the potential for ASLAN004 as a differentiated treatment for atopic dermatitis; and the Company’s belief that its cash and cash equivalents will be sufficient to fund operations into 2023. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on April 23, 2021.

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.